Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199125

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 8 DATED JULY 1, 2015
TO THE PROSPECTUS DATED FEBRUARY 6, 2015

This Supplement No. 8 supplements, and should be read in conjunction with, our prospectus dated February 6, 2015, as supplemented by Supplement No. 1 dated February 25, 2015, Supplement No. 2 dated March 27, 2015, Supplement No. 3 dated April 7, 2015, Supplement No. 4 dated April 15, 2015, Supplement No. 5 dated May 14, 2015, Supplement No. 6 dated May 26, 2015 and Supplement No. 7 dated June 5, 2015. Defined terms used in this Supplement No. 8 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 8 is to disclose:

•	the status of our current public offering;

•	the renewal of our advisory agreement;

•	the re-election of our directors; and

•	the adoption of an amended and restated share repurchase program.

Status of Our Current Public Offering
Following the completion of our $1.1 billion initial public offering of common stock, we commenced our follow-on public offering of $700.0 million in shares of common stock on February 6, 2015, of which up to $500.0 million in shares are being offered pursuant to our primary offering and up to $200.0 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of June 29, 2015, we received and accepted subscriptions in our offering for 15.0 million shares, or $151.7 million. As of June 29, 2015, 54.7 million shares remain available for sale pursuant to our offering, including shares offered pursuant to our DRP. Our primary offering is expected to terminate on the earlier of the date that all of the shares offered in the offering are sold and February 6, 2017, unless extended by our board of directors as permitted under applicable law and regulations.

Renewal of Advisory Agreement
The advisory agreement between our company, our operating partnership, our advisor and our sponsor was renewed by our board of directors through June 30, 2016 upon terms identical to those of the agreement in effect through June 30, 2015.
Re-election of Directors
At our 2015 annual meeting of stockholders held on June 25, 2015, all directors nominated by our board of directors were re-elected to serve until the 2016 annual meeting of stockholders and until their respective successors are duly elected and qualified.
The voting results for each of the five persons nominated were as follows:

Nominees	Votes For	Votes Withheld	Broker Non-Vote

Daniel R. Gilbert	32,209,200	510,656	30,687,867
James F. Flaherty III	32,151,428	568,428	30,687,867
Daniel J. Altobello	32,175,441	544,415	30,687,867
Gregory A. Samay	32,209,765	510,091	30,687,867
Jack F. Smith, Jr.	32,207,346	512,510	30,687,867

Amended and Restated Share Repurchase Program
The paragraphs under the heading “Share Repurchase Program” on pages 20 and 189 of the prospectus and elsewhere where applicable are superseded in their entirety as follows:
Our share repurchase program provides an opportunity for you to have your shares of common stock repurchased by us, without fees and subject to certain restrictions and limitations. The purchase price for your shares repurchased under the share repurchase program will be as set forth below until we establish an estimated per share value of our common stock. On our valuation date and annually thereafter, we will establish an estimated value per share of our common stock based upon an independent appraisal of our assets and liabilities in compliance with FINRA rules that we will disclose in our annual report that we publicly file with the SEC.

Prior to our valuation date, unless the shares are being repurchased in connection with a stockholder's death or qualifying disability, we will repurchase shares at a price equal to or at a discount from the purchase price you paid for the shares being repurchased as follows:

Share Purchase Anniversary	Repurchase Price as a Percentage of Purchase Price(1)
Less than 1 year	No Repurchase Allowed
1 year	92.5%
2 years	95.0%
3 years	97.5%
4 years and longer	100.0%
________

(1)	As adjusted for any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock.

After our valuation date, unless the shares are being repurchased in connection with a stockholder's death or qualifying disability, we will repurchase shares at 95% of the most recently determined estimated value per share; provided that at any time we are engaged in a primary offering of our shares the repurchase price for our shares will not exceed the primary offering price.

Unless the shares are being repurchased in connection with a stockholder’s death or qualifying disability, we may not repurchase shares unless you have held the shares for one year. We will repurchase shares within two years of the death or “qualifying disability” of a stockholder at the higher of the price paid for the shares, as adjusted for any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock, or, following our valuation date, our estimated per share value. A qualifying disability is a disability as such term is defined in Section 72(m)(7) of the Internal Revenue Code that arises after the purchase of the shares requested to be repurchased.

At any time the repurchase price is determined by any method other than the net asset value of the shares of our common stock, if we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sale, the per share repurchase price will be reduced by the net sale proceeds per share distributed to investors prior to the repurchase date.

Repurchases of shares of our common stock will be made quarterly upon written request to us at least 15 days prior to the end of the applicable quarter. Repurchase requests will be honored approximately 30 days following the end of the applicable quarter, which last day of the quarter we refer to as the repurchase date. Stockholders may withdraw their repurchase request at any time up to three business days prior to the repurchase date. In the event that you seek the repurchase of all of your shares of our common stock, shares of our common stock purchased pursuant to our DRP may be excluded from the foregoing one-year holding period requirement. If you have made more than one purchase of our common stock (other than through our DRP), the one-year holding period will be calculated separately with respect to each such purchase. In addition, for purposes of the one-year holding period, holders of units of our operating partnership who exchange their operating partnership units for shares of our common stock shall be deemed to have owned their shares as of the date they were issued their operating partnership units.

We cannot guarantee that the funds set aside for our share repurchase program will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient cash available to repurchase all of the shares of our common stock for which repurchase requests have been submitted in any quarter, we plan to repurchase the shares of our common stock on a pro rata basis on the repurchase date. In addition, if we repurchase less than all of the shares subject to a repurchase request in any quarter, with respect to any unredeemed shares, you can: (i) withdraw your request for repurchase; or (ii) ask that we honor your request in a future quarter, if any, when such repurchases can be made pursuant to the limitations of the share repurchase when sufficient funds are available. Such pending requests will be honored on a pro rata basis.

We are not obligated to repurchase shares of our common stock under our share repurchase program. We presently intend to limit the number of shares to be repurchased to: (i) 5% of the weighted average number of shares of our common stock outstanding during the prior calendar year; and (ii) those that could be funded from the net proceeds of the sale of shares under our DRP in the prior calendar year plus such additional funds as may be reserved for that purpose by our board of directors; provided, however, that the above volume limitations shall not apply to repurchases requested within two years after the death or disability of a stockholder. There is no fee in connection with a repurchase of shares of our common stock.

The aggregate amount of repurchases under our share repurchase program is not expected to exceed the aggregate proceeds received from the sale of shares pursuant to our DRP. However, to the extent that the aggregate proceeds received from the sale of shares pursuant to our DRP are not sufficient to fund repurchase requests pursuant to the limitations outlined above, our board of directors may, in its sole discretion, choose to use other sources of funds to repurchase shares of our common stock. Such sources of funds could include cash on hand, cash available from borrowings and cash from liquidations of investments as of the end of the applicable month, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders or purchases of real estate assets.

Our share repurchase program only provides stockholders a limited ability to have shares repurchased for cash until a secondary market develops for our shares or until our shares are listed on a national securities exchange or included for quotation in a national securities market, at which time our share repurchase program would terminate. No such market presently exists nor are the shares currently listed on an exchange, and we cannot assure you that any market for our shares will ever develop or that we will list the shares on a national securities exchange. Shares repurchased under our share repurchase program will become unissued shares and will not be resold unless such sales are made pursuant to transactions that are registered or exempt from registration under applicable securities laws.

In addition, our board of directors may, in its sole discretion, amend, suspend, or terminate our share repurchase program at any time, provided that any amendment that adversely affects the rights or obligations of a participant (as determined in the sole discretion of our board of directors) will only take effect upon ten days’ prior written notice to stockholders, except that changes in the number of shares that can be repurchased during any calendar year will take effect only upon ten business days’ prior written notice. Therefore, you may not have the opportunity to make a repurchase request prior to any potential termination of our share repurchase program.

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